UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2026

Commission File Number: 000-55539

TRILLION ENERGY INTERNATIONAL INC.

Suite 700, 838 W. Hastings Street, Vancouver, BC V6C 0A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note

Trillion Energy International Inc. (the “Company”) is furnishing this Form 6-K to provide its amended and restated condensed consolidated interim financial statements for the three months ended March 31, 2026, and 2025 and the amended and restated Management Discussion and Analysis (“MD&A”) related thereto as filed in the SEDAR filing system.

The amended and restated MD&A and the amended and restated condensed consolidated interim financial statements for the three months ended March 31, 2026 supersede and replace the MD&A and the condensed consolidated interim financial statements for the same period that were filed on May 29, 2026 (together, the “originally filed Q1 documents”)

The originally filed Q1 documents were prepared and filed without a review by the Company’s auditors. Subsequent to that filing, the Company’s auditors performed an interim review. Refer to Note 23 of the amended and restated condensed consolidated interim financial statements and the “Amended and Restated Financial Statements and MD&A” section of the amended and restated MD&A for details of the changes.

Exhibits:

99.1	AMENDED AND RESTATED CONSOLIDATED INTERIM FINANCIAL STATEMENTs FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

99.2	AMENDED AND RESTATED MANAGEMENT DISCUSSION AND ANALYSIS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRILLION ENERGY INTERNATIONAL INC.
(Registrant)

Date: June 30, 2026	By:	/s/ David Thompson
David Thompson
Chief Financial Officer